Pardes Biosciences, Inc.

2173 Salk Avenue, Suite 250

Carlsbad, CA 92008

January 28, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Dorrie Yale

Re:	Pardes Biosciences, Inc.

Registration Statement on Form S-1

Filed January 21, 2022

File No. 333-262279

Dear Ms. Yale:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Pardes Biosciences, Inc. (the “Company”) hereby requests that the effective date and time of the above-referenced registration statement (the “Registration Statement”) be accelerated to February 1, 2022, at 4:00 p.m. Eastern Time, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”). In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act. Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP, by calling James Xu at (617) 570-1483. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: James Xu.

If you have any questions regarding this request, please contact James Xu of Goodwin Procter LLP at (617) 570-1483.

Very truly yours,

PARDES BIOSCIENCES, INC.

/s/ Elizabeth H. Lacy
Elizabeth H. Lacy
General Counsel and Corporate Secretary

cc:	James Xu, Goodwin Procter LLP

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